SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )(1)


                           Laidlaw Global Corporation
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                                (Name of Issuer)


                        Common Stock, par value $0.00001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  507306 10 8
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                                 (CUSIP Number)

                         Beckman, Millman & Sanders, LLP
                             Michael Beckman, Esq.
                          116 John Street, Suite 1313
                               New York, NY 10038
                                 (212) 406-4700

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  July 1, 1999
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No.                              13D                     Page 2 of 6 Pages

     507306  10  8
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Henry Krauss
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     SC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    1,500,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,500,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,500,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     5.56%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the common stock, $0.00001 par value per share (the "Common Stock"), of Laidlaw Global Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer is 100 Park Avenue, New York, NY 10017.

     ITEM 2. IDENTITY AND BACKGROUND.

(a) - (c) and (f)

     This statement is being filed by Henry Krauss, as beneficial owner of 1,500,000 shares of Common Stock (the "Reporting Person"). Reporting Person serves as Co-Chairman of the Board of Directors and Secretary of Westminster Securities Corporation, the wholly owned subsidiary of the Issuer ("Westminster"). The principal business address of Reporting Person is Westminster Securities Corporation, 100 Park Avenue, New York, NY 10017. Reporting Person is a citizen of the United States.

(d) Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Reporting Person received 1,500,000 shares of Common Stock in exchange for his shares of common stock of Westminster, which was acquired by the Issuer pursuant to the Plan and Agreement of Reorganization described and defined in
Item 4.

     ITEM 4. PURPOSE OF TRANSACTION.

     (a) - (j) The purpose of the issuance of the Common Stock was to facilitate the consummation of the transactions contemplated by the Plan and Agreement of Reorganization Agreement, as described below:

     On June 8, 1999, the Issuer, formerly known as Fi-Tek V, Inc. acquired approximately 99% of the issued and outstanding shares of Laidlaw Holdings, Inc. ("Laidlaw Holdings") pursuant to a Plan and Agreement of Reorganization among Laidlaw Holdings, Fi-Tek V, Inc., Westminster and the principal stockholders of such companies, dated May 27, 1999 (the "Reorganization Agreement"). The transactions contemplated by the Reorganization Agreement were intended to be a reorganization of the corporate parties under either or both of Sections 351 and 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended. As a result of such transactions, on June 8, 1999, the Issuer issued 13,109,137 shares of its common stock to stockholders of Laidlaw Holdings. The Issuer caused a 1-for-32.4778 reverse split of its common stock and thereby reduced its issued and outstanding shares of common stock to

1,500,000 shares. Simultaneous with closing, the Issuer changed its name from Fi-Tek V, Inc. to Laidlaw Global Corporation. As a condition of closing, the officers and directors of Laidlaw Holdings were elected to the Board of Directors of the Issuer.

     Also pursuant to the Reorganization Agreement, on July 1, 1999, the Issuer acquired substantially all of the issued and outstanding common stock of Westminster for 4,500,000 shares of common stock. Westminster is a professional investment services corporation which is a member of the New York Stock Exchange. Additionally, the Issuer assumed the obligations of options granted to certain employees of Westminster and therefore granted options to purchase 90,000 shares of its common stock at a price per share of $0.83. As a condition of closing, Westminster agreed to have capital, as defined under Rule 15c3-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of at least $600,000 at closing. Such capital was provided in the form of subordinated loans advanced by three shareholders, including Reporting Person, who retained nominal shareholdings in Westminster for purposes of making such loans in compliance with applicable SEC and NYSE rules.

     Reporting Person may acquire additional shares of Common Stock through open market purchases, privately negotiated transactions, or certain stock option plans, upon such terms and at such prices as shall be determined. Reporting Person also reserves the right to dispose any or all shares of Common Stock acquired by him, subject to the terms of the Reorganization Agreement or any other applicable securities laws.

     Except as may be set forth in this Schedule 13D, Reporting Person has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Reporting Person beneficially owns 1,500,000 shares of Common Stock as a result of the Reorganization Agreement. This represents approximately 5.56% of the total issued and outstanding capital stock of the Issuer, based on 26,960,430 shares of Common Stock issued and outstanding.

(b) Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of 1,500,000 shares of Common Stock.

(c)  Except  as  described  herein,   Reporting  Person  has  not  effected  any
transactions in the Common Stock during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.


     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth, or incorporated by reference, in Item 4 regarding the Reorganization Agreement is hereby incorporated by reference. Except as may be set forth above, to the best knowledge of Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 10.1: Plan and Agreement of Reorganization, dated May 27, 1999*


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* Such document is hereby  incorporated  herein by reference to Issuer's Current
Report on Form 8-K filed June 8, 1999.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement is true, complete and correct.


                                                       /s/ Henry Krauss
Date:    May 12, 2000                                ---------------------------
                                                     Henry Krauss